UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Río Negro 1338, First Floor
Montevideo, Uruguay, 11100
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.        Arcos Dorados Holdings Inc. Unaudited Condensed Consolidated Financial Statements as of June 30, 2026 and December 31, 2025 and for the six-month period ended June 30, 2026 and 2025 (Unaudited).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Roman Ajzen
Name: Roman Ajzen
Title: Chief Legal Officer

Date: August 13, 2026

Arcos Dorados Holdings Inc.

Condensed Consolidated Financial Statements
As of June 30, 2026 and December 31, 2025 and for the six-month period ended June 30, 2026 and 2025 (Unaudited).

Arcos Dorados Holdings Inc.
Consolidated Statements of Income
 For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	2026	2025
REVENUES
Sales by Company-operated restaurants	$2,406,973	$2,118,644
Revenues from franchised restaurants	114,624	100,244
Total revenues	2,521,597	2,218,888

OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(850,727)	(763,176)
Payroll and employee benefits	(465,858)	(404,210)
Occupancy and other operating expenses	(720,488)	(627,811)
Royalty fees	(146,893)	(129,866)
Franchised restaurants – occupancy expenses	(49,825)	(42,072)
General and administrative expenses	(157,112)	(150,855)
Other operating income, net	4,702	6,709
Total operating costs and expenses	(2,386,201)	(2,111,281)
Operating income	135,396	107,607
Net interest expense and other financing results	(23,841)	(35,075)
Gain from derivative instruments	7,393	1,454
Foreign currency exchange results	12,253	(5,627)
Other non-operating expense, net	(111)	(603)
Income before income taxes	131,090	67,756
Income tax expense, net	(49,763)	(30,991)
Net income	81,327	36,765
Less: Net income attributable to non-controlling interests	(181)	(248)
Net income attributable to Arcos Dorados Holdings Inc.	$81,146	$36,517

Earnings per share information:
Basic and Diluted net income attributable to Arcos Dorados Holdings Inc. per common share	$0.39	$0.17

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
 Consolidated Statements of Comprehensive Income
 For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars

	2026	2025
Net income	$81,327	$36,765
Other comprehensive income, net of tax:
Foreign currency translation	37,210	87,806
Cash flow hedges:
Net loss recognized in accumulated other comprehensive loss	(14,772)	(22,767)
Reclassification of net loss to consolidated statement of income	15,971	21,684
Cash flow hedges (net of deferred income taxes of $193 and $(1,479))	1,199	(1,083)
Securities available for sale:
Unrealized loss on available for sale securities	(95)	(484)
Reclassification adjustment for loss included in net income	88	—
Securities available for sale (net of deferred income taxes of $16 and $(16))	(7)	(484)
Total other comprehensive income	38,402	86,239
Comprehensive income	119,729	123,004
Less: Comprehensive income attributable to non-controlling interests	(157)	(286)
Comprehensive income attributable to Arcos Dorados Holdings Inc.	$119,572	$122,718

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Balance Sheet
As of June 30, 2026 and December 31, 2025
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	As of
	June 30, 2026	As of
	(Unaudited)	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$259,990	$373,438
Short-term investments	10,000	48,909
Accounts and notes receivable, net	171,763	164,482
Other receivables	93,300	84,474
Inventories	59,962	66,390
Prepaid expenses and other current assets	111,726	103,900
Derivative instruments	52,433	10,365
Total current assets	759,174	851,958
Non-current assets
Miscellaneous	264,259	251,531
Collateral deposits	2,500	2,500
Property and equipment, net	1,328,673	1,308,732
Net intangible assets and goodwill	157,315	148,950
Deferred income taxes	108,439	104,250
Derivative instruments	15,433	68,339
Equity method investments	15,958	16,033
Lease right of use asset	1,240,729	1,133,551
Total non-current assets	3,133,306	3,033,886
Total assets	$3,892,480	$3,885,844
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$332,794	$356,606
Royalties payable to McDonald’s Corporation	30,549	34,099
Income taxes payable	25,214	50,635
Other taxes payable	99,155	93,287
Accrued payroll and other liabilities	179,684	145,460
Provision for contingencies	1,468	1,455
Interest payable	19,121	18,915
Current portion of long-term debt	40,869	11,776
Derivative instruments	10,952	9,666
Operating lease liabilities	119,695	106,836
Total current liabilities	859,501	828,735
Non-current liabilities
Accrued payroll and other liabilities	93,868	91,801
Provision for contingencies	56,532	49,399
Long-term debt, excluding current portion	951,586	1,125,885
Derivative instruments	7,788	14,201
Deferred income taxes	3,006	2,757
Operating lease liabilities	1,087,425	1,000,927
Total non-current liabilities	2,200,205	2,284,970
Total liabilities	3,059,706	3,113,705
Equity
Class A shares of common stock	389,967	389,967
Class B shares of common stock	132,915	132,915
Additional paid-in capital	8,659	8,659
Retained earnings	848,106	825,946
Accumulated other comprehensive loss	(529,204)	(567,630)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc. shareholders’ equity	831,076	770,490
Non-controlling interests in subsidiaries	1,698	1,649
Total equity	832,774	772,139
Total liabilities and equity	$3,892,480	$3,885,844
See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Condensed Consolidated Statements of Cash Flows
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars

	2026	2025
Operating activities
Net income attributable to Arcos Dorados Holdings Inc.	$81,146	$36,517
Adjustments to reconcile net income attributable to Arcos Dorados Holdings Inc. to cash provided by operating activities:
Non-cash charges and credits:
Depreciation and amortization	108,685	94,208
Gain on restaurant transactions	(5,826)	(6,845)
Foreign currency exchange results	(1,124)	10,745
Gain from derivative instruments	(7,393)	(1,454)
Others, net	19,364	(11,157)
Changes in assets and liabilities	(71,355)	(64,308)
Net cash provided by operating activities	123,497	57,706
Investing activities
Property and equipment expenditures	(85,879)	(104,153)
Purchases of restaurant businesses paid at acquisition date	(3,500)	(3,475)
Proceeds from sales of property and equipment, restaurant businesses and related advances	2,858	290
Proceeds from short-term investments	40,415	12,600
Acquisition of short and long term investments	(1,380)	(106,385)
Other investing activity	(636)	(1,127)
Net cash used in investing activities	(48,122)	(202,250)
Financing activities
Issuance of 2032 Senior Notes	—	597,498
Cash Tender and Open Market Repurchases of 2029 and 2027 Senior Notes	(158,075)	(379,265)
Payment of short-term debt	—	(35,710)
Payments for debt issue costs	—	(6,158)
Dividend payments to Arcos Dorados Holdings Inc.’s shareholders	(29,493)	(25,280)
Short and long term borrowings	—	11,437
Proceeds related to sales of restaurant businesses	3,271	—
Other financing activities	(2,705)	(3,460)
Net cash (used in) provided by financing activities	(187,002)	159,062
Effect of exchange rate changes on cash and cash equivalents	(1,821)	(2,530)
(Decrease) increase in cash and cash equivalents	(113,448)	11,988
Cash and cash equivalents at the beginning of the year	373,438	135,064
Cash and cash equivalents at the end of the period	$259,990	$147,052

Supplemental cash flow information:
Cash paid during the period for:
Interest	$35,389	$25,768
Income tax, net of refunds	83,793	50,143
Non-cash investing and financing activities:
Dividend declared pending of payment	29,493	25,280
Seller financing pending of payment	6,000	4,125
Receivable related to sales of restaurant businesses	1,002	—
See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statement of Changes in Equity
For the six-month period ended June 30, 2026 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common stock in treasury		Total	Non- controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at beginning of fiscal year	132,972,119	$389,967	80,000,000	$132,915	$8,659	$825,946	$(567,630)	(2,309,062)	$(19,367)	$770,490	$1,649	$772,139
Net income for the period (Unaudited)	—	—	—	—	—	81,146	—	—	—	81,146	181	81,327
Other comprehensive income (Unaudited)	—	—	—	—	—		38,426	—	—	38,426	(24)	38,402
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.28 per share) (Unaudited)	—	—	—	—	—	(58,986)	—	—	—	(58,986)	—	(58,986)
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—		—	—	—	—	(108)	(108)
Balances at end of period (Unaudited)	132,972,119	$389,967	80,000,000	$132,915	$8,659	$848,106	$(529,204)	(2,309,062)	$(19,367)	$831,076	$1,698	$832,774

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Consolidated Statement of Changes in Equity
For the six-month period ended June 30, 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	Arcos Dorados Holdings Inc. Shareholders’ Equity
	Class A shares of common stock		Class B shares of common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Common stock in treasury		Total	Non- controlling interests	Total
	Number	Amount	Number	Amount				Number	Amount
Balances at beginning of fiscal year	132,972,119	$389,967	80,000,000	$132,915	$8,659	$664,390	$(668,484)	(2,309,062)	$(19,367)	$508,080	$1,349	$509,429
Net income for the period (Unaudited)	—	—	—	—	—	36,517	—	—	—	36,517	248	36,765
Other comprehensive income (Unaudited)	—	—	—	—	—	—	86,201	—	—	86,201	38	86,239
Cash Dividends to Arcos Dorados Holdings Inc.’s shareholders ($0.24 per share) (Unaudited)	—	—	—	—	—	(50,560)	—	—	—	(50,560)	—	(50,560)
Dividends to non-controlling interests (Unaudited)	—	—	—	—	—	—	—	—	—	—	(231)	(231)
Balances at end of period (Unaudited)	132,972,119	$389,967	80,000,000	$132,915	$8,659	$650,347	$(582,283)	(2,309,062)	$(19,367)	$580,238	$1,404	$581,642

See Notes to the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

1.    Organization and nature of business

Arcos Dorados Holdings Inc. (the “Company”) is a company limited by shares incorporated and existing under the laws of the British Virgin Islands. The Company’s fiscal year ends on the last day of December. The Company indirectly owns 100% of the equity interests in Arcos Dorados B.V. (“ADBV”).

On August 3, 2007 ADBV entered into a Stock Purchase Agreement and Master Franchise Agreements (the “Initial MFAs”) with McDonald’s Corporation pursuant to which ADBV acquired the McDonald’s business in Latin America and the Caribbean (“LatAm business”). Prior to this acquisition, the Company did not carry out operations.

Effective from January 1, 2025, the Company entered into two new Master Franchise Agreements (the “MFAs”) with McDonald’s Corporation that replaced the Initial MFAs. The term of the MFAs is 20 years for all of the Territories other than French Guiana, Guadeloupe, Martinique and Saint Martin (French part), which are subject to a term of 10 years with an option to extend such terms for an additional 10 years. The Company’s rights to operate and franchise McDonald’s-branded restaurants in the Territories, and therefore its ability to conduct its business, derive exclusively from the rights granted by McDonald’s Corporation in the MFAs.

The Company has operations in twenty-one territories as follows: Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guiana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, Trinidad and Tobago, Uruguay, the U.S. Virgin Islands of St. Croix and St. Thomas (USVI), Venezuela and, since July 2025, Saint Martin (French part) and Sint Maarten (Dutch part), together “St. Martin”. All restaurants are operated either by the Company’s subsidiaries or by independent entrepreneurs under the terms of sub-franchise agreements (franchisees).

2.    Basis of presentation and principles of consolidation

The accompanying Condensed Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and include the accounts of the Company and its subsidiaries. The Company has elected to report its Condensed Consolidated Financial Statements in United States dollars (“$” or “US dollars”).

The accompanying Condensed Consolidated Financial Statements do not include all the information and footnotes required by generally accepted accounting principles for a complete set of financial statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted for purposes of this presentation. The accompanying Condensed Consolidated Financial Statements should be read in conjunction with the consolidated annual financial statements of the Company as of December 31, 2025.

The accompanying Condensed Consolidated Financial Statements are unaudited and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are considered necessary for the fair presentation of the information in the Condensed Consolidated Financial Statements.

Operating results for the six-month period ended June 30, 2026 are not necessarily indicative of results that may be expected for any future periods.

3.    Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Use of estimates

The preparation of the Condensed Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these Condensed Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Foreign currency matters

The financial statements of the Company’s foreign operating subsidiaries are translated in accordance with guidance in ASC 830 Foreign Currency Matters. Except for the Company’s Venezuelan and Argentinian operations, the functional currencies of the Company’s foreign operating subsidiaries are the local currencies of the countries in which they conduct their operations. Therefore, assets and liabilities are translated into US dollars at the balance sheet date exchange rates, and revenues, expenses and cash flow are translated at average rates prevailing during the periods. Translation adjustments are included in the “Accumulated other comprehensive loss” component of shareholders’ equity. The Company includes foreign currency exchange results related to monetary assets and liabilities transactions, including intercompany transactions, denominated in currencies other than its functional currencies in its statements of income.

Since January 1, 2010 and July 1, 2018, Venezuela and Argentina, respectively, have been considered to be highly inflationary, and as such, the financial statements of these subsidiaries are remeasured as if their functional currency was the reporting currency of the immediate parent company (US dollars). As a result, remeasurement gains and losses are recognized in earnings rather than in the cumulative translation adjustment.

In addition, in these territories, there are foreign currency restrictions. In Argentina, the Central Bank imposes certain restrictions on access to the foreign exchange market (Mercado Libre de Cambios, or “MLC”). As of the date of these condensed consolidated financial statements: (i) imports of goods may be settled with access to the MLC upon nationalization of such goods, (ii) payments for imports of services may be settled with access to the MLC once the related services have been rendered, (iii) access to the MLC for payments of principal or interest under intercompany foreign financial indebtedness is subject to applicable regulatory requirements and, in certain cases, prior approval from the Central Bank of Argentina, and (iv) access to the MLC for dividend distributions to foreign shareholders of Argentine companies is limited to profits generated in fiscal years commencing in 2025, while the distribution of retained earnings generated in prior periods remains restricted; however, certain financial instruments are available in the market to facilitate the payment of such past-due dividends.

Venezuela’s currency restrictions have been in place for several years under different foreign exchange regulations. Although in 2019, the Central Bank of Venezuela loosened those restrictions by permitting financial institution to participate as intermediaries in foreign currency operations, the Company’s ability to immediately access cash through repatriations continues to be limited. Additionally, the Venezuelan market is subject to price controls. Its government issued a regulation establishing a maximum profit margin for companies and maximum prices for certain goods and services. However, the Company was able to increase prices during the six-month period ended June 30, 2026.

As of June 30, 2026, Argentina’s and Venezuela’s net nonmonetary asset positions, comprised primarily of fixed assets, were $195.5 million and $21.9 million, respectively.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Accounts payable outsourcing

In the ordinary course of business, the Company looks to obtain extended payment terms during the negotiation process with suppliers, which payment terms can vary from 15 days to up to 180 days after the invoice date. In this context, the Company offers its suppliers access to an accounts payable services arrangement provided by third party financial institutions. Independent from the Company, the financial institutions offer suppliers to voluntarily sell their receivables to them in an arrangement separately negotiated by the supplier and the financial institution. This service also allows the Company’s suppliers to view its scheduled payments online, enabling them to better manage their cash flow and reduce payment processing costs. The Company’s responsibility is limited to making payment on the original due dates of the invoice negotiated with the supplier, regardless of whether the supplier sells its receivable. The Company is not permitted to remit payment to the financial institution or the supplier on a date later than the original due date of the invoice under any circumstances. The payment terms and purchase price of the original invoice do not change once the supplier elects to participate. Those payment terms vary from 45 days to up to 180 days after the invoice date. The Company has no economic interest in the sale of these receivables and no direct relationship with the financial institutions concerning the sale of receivables. As a result, the Company does not pay any fee to the financial institutions for purchasing the suppliers' receivables and it does not receive any fee, commission, refund or discount from the financial institutions for the accounts payable services arrangement. The Company retains the right to all early pay discounts offered by suppliers if they do not sell their receivables.

As of June 30, 2026 and December 31, 2025, the amounts under the accounts payable services arrangement and included in Accounts Payable in the Balance Sheet were $41,836 and $14,226, respectively.

Severance

During 2025, the Company approved and executed plans to restructure and further improve efficiencies in its operations (Reorganization and Optimization Plan). Restructuring costs are related to one-time termination benefits. During the three months ended March 31, 2026, $1,656 ($85 in Brazil, $495 in NOLAD, $790 in SLAD, and $286 in Corporate) was recorded within General and Administrative Expenses item in the consolidated income statement.

The total accumulated restructuring costs incurred for the Reorganization and Optimization Plan was $10,377. The Company is not expecting to incur any additional amount in connection with the Reorganization and Optimization Plan.

Recent accounting pronouncements

Income Statement Expenses - Disaggregation

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The pronouncement expands the disclosure requirements for expenses, specifically by providing more detailed information about the types of expenses in commonly presented expense captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently in the process of determining the impact that ASU 2024-03 will have on the Company's Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Credit Losses
In July 2025, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2025-05, Credit Losses (Topic 326): “Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The pronouncement provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. It also applies when assets are acquired in transactions accounted for under ASC 805, Business Combinations. The amendments in this ASU are effective for all entities for annual reporting periods beginning after 15 December 2025 and interim reporting periods within those annual reporting periods. The adoption of the ASU 2025-05 did not have a material impact on these Condensed Consolidated Financial Statements.

Internal-use Software

In September 2025, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2025-06, which clarifies and modernizes the accounting for costs related to internal-use software in Accounting Standards Codification (ASC) 350-40, “Intangibles — Goodwill and Other — Internal-Use Software”. The pronouncement removes all references to project stages throughout ASC 350-40 and clarifies the threshold entities apply to begin capitalizing costs. ASU 2025-06 is effective for fiscal years beginning after 15 December 2027, and interim periods within those fiscal years. Entities may apply the guidance using a prospective, retrospective or modified transition approach. Early adoption is permitted. The Company is currently in the process of determining the impact that ASU 2025-06 will have on the Company’s Condensed Consolidated Financial Statements.

Interim Reporting

In December 2025, the Financial Accounting Standards Board issued Accounting Standards Update ASU No. 2025-11, which clarifies the guidance in Accounting Standards Codification ASC 270, “Interim Reporting”, and creates a comprehensive list of interim disclosures in ASC 270 that are required in interim financial statements and the accompanying notes under US GAAP. ASU 2025-11 is effective for interim periods beginning after 15 December 2027. Early adoption is permitted. The Company is currently in the process of determining the impact that ASU 2025-11 will have on the Company’s interim Condensed Consolidated Financial Statements.

No other new accounting pronouncement issued or effective during the fiscal year had or is expected to have a material impact on the Company’s Condensed Consolidated Financial Statements.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

4.    Long-term debt

Long-term debt consists of the following:

	As of
	June 30, 2026	As of
	(Unaudited)	December 31, 2025
2032 Notes	$600,000	$600,000
2029 Notes	196,442	350,000
Finance lease obligations	11,190	11,672
Long-term bank loans	184,758	184,994
Other long-term borrowings	8,867	2,193
Subtotal	1,001,257	1,148,859
Discounts and premiums	(2,992)	(4,229)
Deferred financing costs ("DFC")	(5,810)	(6,969)
Total	$992,455	$1,137,661
Current portion of long-term debt	40,869	11,776
Long-term debt, excluding current portion	$951,586	$1,125,885

The following table presents additional information related to the 2032 and 2029 Notes (the “Notes”):

			Principal as of
	Annual interest rate	Currency	June 30, 2026 (Unaudited)	December 31, 2025	Maturity
2032 Notes	6.375%	USD	$600,000	$600,000	January 29, 2032
2029 Notes	6.125%	USD	196,442	350,000	May 27, 2029

The following table presents additional information for the six-month period ended June 30, 2026 and 2025:

	Interest Expense (i)		DFC Amortization (i)		Amortization of Premium/Discount, net (i)
	2026 (Unaudited)	2025 (Unaudited)	2026 (Unaudited)	2025 (Unaudited)	2026 (Unaudited)	2025 (Unaudited)
2032 Notes	$19,125	$16,150	$419	$354	$186	$157
2029 Notes	7,897	10,235	701	235	1,051	345
2027 Notes	—	4,193	—	886	—	866
(i) These charges are included within “Net interest expense and other financing results” in the consolidated statements of income.

2029 Notes

On January 30, 2026, the Company announced the commencement of an offer to purchase for cash up to $150 million of its outstanding 2029 Notes, which resulted in the repurchase on February 17, 2026 of 38.5% of the outstanding 2029 Notes, for a total amount of $134,796 plus accrued and unpaid interest. Additionally, upon final settlement of the tender offer on March 4, 2026, the Company repurchased $400 of the outstanding 2029 Notes plus accrued and unpaid interest. All repurchased 2029 Notes were promptly cancelled.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

During the six-month period ended June 30, 2026, the Company repurchased and cancelled $18,362 of its outstanding 2029 Notes through open market repurchases, for a total amount of $18,835 plus accrued and unpaid interest.

During July, 2026, the Company repurchased and cancelled $3,500 of its outstanding 2029 notes for a total amount of $3,598 plus accrued and unpaid interest. In addition, on July 16, 2026, the Company redeemed the remaining $192,942 outstanding principal amount of its 2029 Notes at a price equal to 103.063%, which represented a total payment of $198,852 plus accrued and unpaid interest. The redemption was funded with proceeds from financing entered into by subsidiaries of the Company.

The following table summarizes the activity of 2029 Notes as of June 30, 2026:

Transaction	Date	Principal Amount	Average Price	Total (payment) /collection (i)
Issuance	April 27, 2022	$350,000	—%	$—
Open market repurchases	During 2022	(12,800)	93.87%	(12,015)
Open market repurchases	During 2023	(3,000)	93.76%	(2,813)
Sale	During 2025	15,800	102.25%	16,156
Cash Tender	During 2026	(135,196)	102.99%	(139,240)
Open Market repurchases	During 2026	(18,362)	102.58%	(18,835)
Principal amount of 2029 Notes as of June 30, 2026:		$196,442
(i) Not including accrued and unpaid interest

Long-term bank loans

The following table presents additional information related to long-term bank loans:

				Principal as of
Territories	Entity	Currency	Annual interest rate	June 30, 2026 (Unaudited)	December 31, 2025	Maturity
Brazil	Citibank, N.A.	USD	4.39%	50,000	50,000	January 2029
	Bank of America, N.A.		4.40%	50,000	50,000
	JPMorgan Chase Bank, N.A.		4.71%	50,000	50,000
Uruguay	Banco Itaú Uruguay S.A.	USD	3.90%	8,000	8,000	November 2026
			4.31%	9,500	9,500	January 2027
	Banco Bilbao Vizcaya Argentaria Uruguay S.A.		3.95%	2,000	2,000	November 2026
			4.10%	5,500	5,500	January 2027
Chile	Banco Itaú Chile	CLP	5.65%	$9,758	$9,994	January 2027
Total				$184,758	$184,994

The following table presents additional information for the six-month period ended June 30, 2026 and 2025:

	Interest Expense (i)		DFC Amortization (i)
	2026	2025	2026	2025
Long-term bank loans	$4,767	$1,505	$105	$—
(i) These charges are included within “Net interest expense and other financing results” in the consolidated statements of income.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

5.    Derivative instruments

The Company’s derivatives that are designated for hedge accounting consist of forward contracts and cross currency swaps consisting of cross-currency interest rate swap, principal only swaps, call spreads, interest coupon only swaps and sustainability linked ESG principal only swap. All these derivatives are classified as cash flow hedges. Further details are in the “Derivatives designated as hedging instruments” section.

Additionally, the Company enters into certain derivatives that are not designated for hedge accounting. The Company has entered into call spread and cross currency swaps to mitigate the impacts of foreign currency fluctuations on foreign currency denominated liabilities. Further details are in the “Derivatives not designated as hedging instruments” section.

The following table presents the fair values of derivative instruments included in the consolidated balance sheets as of June 30, 2026 and December 31, 2025:

		Assets			Liabilities
Type of Derivative	Balance Sheet Location	As of	As of	Balance Sheet Location	As of	As of
		June 30, 2026 (Unaudited)	December 31, 2025		June 30, 2026 (Unaudited)	December 31, 2025
Derivatives designated as hedging instruments
Cash Flow hedge
Forward contracts	Other receivables	$371	$489	Accrued payroll and other liabilities	$(2,239)	$(2,642)
Forward contracts	Derivative instruments	480	—	Derivative instruments	(2,356)	(2,428)
Cross currency swaps	Derivative instruments	56,063	65,869	Derivative instruments	(5,707)	(4,157)
Subtotal		$56,914	$66,358		$(10,302)	$(9,227)
Derivatives not designated as hedging instruments
Cross currency swaps	Derivative instruments	11,323	12,815	Derivative instruments	(10,677)	(17,282)
Call spread	Derivative instruments	—	20	Derivative instruments	—	—
Subtotal		$11,323	$12,835		$(10,677)	$(17,282)
Total derivative instruments		$68,237	$79,193		$(20,979)	$(26,509)

Derivatives designated as hedging instruments

Cash flow hedges

The Company has entered into various forward contracts in a few territories to hedge a portion of the foreign exchange risk associated with forecasted imports of goods. The effect of the hedges results in fixing the cost of goods acquired (i.e. the net settlement or collection adjusts the cost of inventory paid to the suppliers). As of June 30, 2026, the Company estimated that the entire amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 12 months.

Moreover, the Company has entered into certain instruments designated as cash flow hedges to reduce the exposure to variability in expected future cash flows related to intercompany loans (principal and interest). As of June 30, 2026, the Company estimated that the entire amount of net derivative gains or losses related to its cash flow hedges included in accumulated other comprehensive loss will be reclassified into earnings within the next 4 years.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated
The following table presents the notional amounts of the Company’s outstanding derivative instruments classified as cash flow hedges:

	Notional amount as of
	June 30, 2026 (Unaudited)	December 31, 2025
Forward contracts	$109,063	$98,819
Cross currency swaps	234,000	234,000

Additional disclosures

The following table presents the pretax amounts affecting income and other comprehensive income for the six-month period ended June 30, 2026 and 2025 for each type of derivative relationship:

Derivatives in Cash Flow Hedging Relationships	Loss Recognized in Accumulated OCI on Derivative (Unaudited)		Loss (Gain) Reclassified from Accumulated OCI into income (Unaudited)
	2026	2025	2026	2025
Forward contracts	$(4,742)	$(4,702)	$4,691	$(246)
Cross currency swaps	(17,555)	(27,884)	18,612	33,228
Total	$(22,297)	$(32,586)	$23,303	$32,982

The net loss reclassified from accumulated OCI into income is presented as follows:

	For the six-month period ended June 30,
Adjustment to:	2026 (Unaudited)	2025 (Unaudited)
Food and paper	$(5,481)	$246
Net interest expense and other financing results	(2,475)	(1,527)
Foreign currency exchange results	(15,347)	(31,701)
Total	$(23,303)	$(32,982)

Derivatives not designated as hedging instruments

The Company has entered into certain derivatives that are not designated for hedge accounting, therefore the changes in the fair value of these derivatives are recognized immediately within “Gain from derivative instruments”.

The following table presents the notional amounts of the Company’s outstanding derivative instruments not designated as hedging instruments:

	Notional amount as of
	June 30, 2026 (Unaudited)	December 31, 2025
Call spread	—	24,000
Cross currency swaps (1)	300,000	300,000

(1) The reported notional amounts includes two offsetting cross-currency swap positions of equal notional amount and opposite economic exposure, which substantially offset at the consolidated level.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

6.    Share-based compensation

Phantom RSU Awards

The following table provides information about the Phantom RSUs granted by the Company and subject to vesting as of June 30, 2026:

Grant	Units	Vesting date
2024	480,808	May 2027
2025	733,919	May 2028
2026	39,915	April 2027
	796,492	May 2029

The total compensation expense for the six-month period ended June 30, 2026 and 2025 amounts to $3,574 and $2,992, respectively, which has been recorded under “General and administrative expenses” within the consolidated statements of income.

The following table summarizes the activity under the plan as of June 30, 2026:

	Units	Settlement
Outstanding at December 31, 2025	1,881,410	$—
2026 Grant	838,920	—
Vesting and settlement of 2023 grant	(561,259)	5,063
Vesting and settlement of 2025 grant	(39,904)	356
Forfeited	(68,033)	—
Outstanding at June 30, 2026	2,051,134	—

The following table provides a summary of the plan as of June 30, 2026:

Total Non-vested
Number of units outstanding	2,051,134
Current share price	8.06
Total fair value of the plan	16,532
Weighted-average accumulated percentage of service	32.39%
Accrued liability (i)	5,355
Compensation expense not yet recognized (ii)	11,177

(i)Presented within “Accrued payroll and other liabilities” in the Company’s current and non-current consolidated balance sheet.
(ii)Expected to be recognized in a weighted-average period of 2.32 years.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

7.    Commitments and contingencies

Commitments related to the MFAs

The MFAs require the Company and its MF subsidiaries, among other obligations:

(i)to agree with McDonald’s Corporation on a restaurant opening plan. Moreover, the Company has agreed to make its best efforts to reimage at least 10% of its eligible restaurants. The Company may also propose, subject to McDonald’s Corporation’s consent, amendments to any restaurant opening plan and/or reinvestment plan to adapt to changes in economic or political conditions;
(ii)to pay to McDonald’s Corporation an initial franchise fee for each new restaurant opened. In addition, the Company will pay an initial franchise fee for each franchised restaurant in operation as of January 1, 2025, which will be payable in two equal installments (August 1, 2027 and August 1, 2037).
(iii)to pay monthly royalties commencing at a rate of 6.0% of gross sales of the restaurants during the first 10 years. This percentage will increase to 6.25% and 6.5% for the subsequent two five-year periods of the agreement;
(iv)to commit to funding a specified Strategic Marketing Plan; that includes the expenditure of at least 5% of the Company’s gross sales on advertising and promotion activities, unless otherwise agreed with McDonald’s Corporation;
(v)to own (or lease) directly or indirectly, the fee simple interest in all real property on which any franchised restaurant is located; and
(vi)to maintain a minimum fixed charge coverage ratio (as defined therein) at least equal to 1.50 as well as a maximum leverage ratio (as defined therein) of 4.25.

If the Company is not in compliance with these (or other) commitments under the MFAs, it could be in material breach. A material breach of the MFAs would give McDonald’s Corporation certain rights, including the ability to acquire all or part of the Company’s business.

For the six-month period ended June 30, 2026, the Company was in compliance with the financial ratios mentioned in point (vi) above. The ratios for the period mentioned, were as follows:

	June 30, 2026 (Unaudited)	March 31, 2026 (Unaudited)
Fixed Charge Coverage Ratio	2.22	2.23
Leverage Ratio	3.11	3.15

Commitments related to the Letters of Credit

The Company, through ADBV, maintains standby letters of credit in favor of McDonald’s Corporation as collateral for the obligations assumed under the MFAs, for a total aggregate drawing amount of $80 million. These letters of credit can be drawn if certain events occur, including the failure to pay royalties. No amounts have been drawn at the date of issuance of these financial statements. The following table presents information related to the standby letters of credit:

Bank	Currency	Amount
Banco Bilbao Vizcaya Argentaria, S.A.	$	45,000
J.P. Morgan	$	20,000
Itaú	$	15,000

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

These letters of credit contain a limited number of customary affirmative and negative covenants, including a maximum indebtedness to EBITDA ratio, as follows:

Bank	Ratio	Maximum Ratio	June 30, 2026 (Unaudited)
Banco Bilbao Vizcaya Argentaria, S.A.	Net indebtedness to EBITDA (including interest payable)	4.00	0.13
J.P. Morgan	Indebtedness to EBITDA (including interest payable)	4.50	0.56
Itaú	Net indebtedness to EBITDA (not including interest payable)	4.50	0.17

For the six-month period ended June 30, 2026, the Company was in compliance with each ratio.

Commitments related to long-term debt

The Company and ADBV maintain a $200 million Syndicated Revolving Credit Facility with JP Morgan Chase Bank, N.A., Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, Banco Santander (Brasil) S.A. - Grand Cayman Branch, Bank of America, N.A., BNP Paribas, Banco de Crédito del Perú and Firstbank Puerto Rico (the “Syndicated Revolving Credit Facility”).

In addition, the Company, through its Brazilian subsidiary, entered into separate bank loans under the 4131 Brazilian Law (“4131 Bank Loans”) for $50,000 each with Citibank, N.A, Bank of America, N.A. and JP Morgan Chase Bank, N.A.

Under the Syndicated Revolving Credit Facility and 4131 Bank Loans, the Company is required to comply with a limited number of customary affirmative and negative covenants including, as of the last day of each quarter, with a consolidated net indebtedness to EBITDA ratio of less than 3.00x.

As of June 30, 2026, this ratio was 1.09x and as such the Company was in compliance.

As of June 30, 2026 no borrowings were outstanding under the Syndicated Revolving Credit Facility.

See note 4 for further information about the 4131 Bank Loans.

Provision for contingencies

The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor, tax and other matters. The following table presents additional information related to the provision for contingencies as of June 30, 2026 and December 31, 2025:

	As of
	June 30, 2026	As of
	(Unaudited)	December 31, 2025
Tax contingencies in Brazil	$46,959	$40,765
Labor contingencies in Brazil	11,003	9,958
Others	9,498	7,684
Subtotal	67,460	58,407
Judicial deposits	(9,460)	(7,553)
Provision for contingencies	$58,000	$50,854
Current portion	$1,468	$1,455
Non-current portion	$56,532	$49,399

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

As of June 30, 2026, there are certain matters related to the interpretation of tax, customs, labor and civil laws for which there is a reasonable possibility that a loss may have been incurred in accordance with ASC 450-20-50-4 within a range of $450 million and $489 million. In accordance with ASC 450-20-50-6, unasserted claims or assessments that do not meet the conditions mentioned have not been included.

As of June 30, 2026, there are certain matters related to the interpretation of income tax laws which could be challenged by tax authorities in an amount of $194 million, related to assessments for the fiscal years 2009 to 2017. No formal claim has been made for fiscal years within the statute of limitation by tax authorities in any of the mentioned matters, however those years are still subject to audit and claims may be asserted in the future.

8.    Segment and geographic information

The Company is required to report information about operating segments in annual financial statements and interim financial reports issued to shareholders in accordance with ASC 280.

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. The Company manages its business as distinct geographic segments and its operations are divided into three geographic divisions, as follows: (i) Brazil, (ii) the North Latin American division, or “NOLAD,” which is comprised of Costa Rica, Mexico, Panama, Puerto Rico, Martinique, Guadeloupe, French Guiana, the U.S. Virgin Islands of St. Croix and St. Thomas and, since July 2025, St. Martin and (iii) the South Latin American division, or “SLAD,” which is comprised of Argentina, Chile, Ecuador, Peru, Uruguay, Colombia, Venezuela, Trinidad and Tobago, Aruba and Curaçao. The accounting policies of the segments are the same as those described in Note 3 of the Consolidated Financial Statements as of December 31, 2025.

The Company’s chief operating decision maker is the Chief Executive Officer (“CEO”) and adjusted EBITDA is the measure of segment’s profit or loss used to evaluate segment performance and resource allocation.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated
The following tables present information about profit or loss, significant expenses, other segment items, and assets for each reportable segment:

	For the six-month period ended
	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Revenues:
Brazil	$992,099	$815,689
NOLAD	670,043	599,529
SLAD	859,455	803,670
Total revenues	$2,521,597	$2,218,888

Significant expenses (a):
Company-operated restaurant expenses:
Brazil	$(794,177)	$(660,312)
NOLAD	(571,984)	(507,139)
SLAD	(731,253)	(683,926)
Total Company-operated restaurant expenses	$(2,097,414)	$(1,851,377)

Franchised restaurants-occupancy expenses:
Brazil	$(32,146)	$(26,723)
NOLAD	(5,669)	(5,201)
SLAD	(6,649)	(5,855)
Total Franchised restaurants-occupancy expenses	$(44,464)	$(37,779)

General and administrative expenses:
Brazil	$(31,183)	$(29,147)
NOLAD	(30,076)	(27,764)
SLAD	(28,726)	(30,027)
Total reportable segments	(89,985)	(86,938)
Corporate (i)	(49,139)	(48,108)
Total General and administrative expenses	$(139,124)	$(135,046)

Other segment items:
Brazil	$1,192	$3,016
NOLAD	3,082	8,053
SLAD	(208)	(4,269)
Total reportable segments	4,066	6,800
Corporate	167	(96)
Total Other segment items (a) (b)	$4,233	$6,704

Adjusted EBITDA:
Brazil	$135,785	$102,523
NOLAD	65,396	67,478
SLAD	92,619	79,593
Total reportable segments	293,800	249,594
Corporate and others (i)	(48,972)	(48,204)
Total adjusted EBITDA	$244,828	$201,390
(a) Depreciation and amortization are not included within the significant expenses and other segment items.
(b) Other segment items include results related to recovery of taxes, restaurant transactions, rental income of excess properties, accrual for contingencies, results from equity method investments, write-offs of inventory and other miscellaneous items.
(i)Corporate general and administrative expenses consist of corporate office support costs in areas such as facilities, finance, human resources, information technology, legal, marketing, restaurant operations, supply chain and training.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	For the six-month period ended
	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Adjusted EBITDA reconciliation:
Total adjusted EBITDA	$244,828	$201,390

(Less) Plus items excluded from computation that affect operating income:
Depreciation and amortization	(108,685)	(94,208)
Gains from sale and insurance recovery of property and equipment	1,206	944
Write-offs of long-lived assets	(297)	(519)
Reorganization and optimization plan expenses	(1,656)	—
Operating income	135,396	107,607
(Less) Plus:
Net interest expense and other financing results	(23,841)	(35,075)
Gain from derivative instruments	7,393	1,454
Foreign currency exchange results	12,253	(5,627)
Other non-operating expense, net	(111)	(603)
Income tax expense, net	(49,763)	(30,991)
Net income attributable to non-controlling interests	(181)	(248)
Net income attributable to Arcos Dorados Holdings Inc.	$81,146	$36,517

	For the six-month period ended
	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Depreciation and amortization:
Brazil	$43,707	$36,560
NOLAD	32,149	26,998
SLAD	29,924	26,549
Total reportable segments	105,780	90,107
Corporate and others	2,905	4,101
Total depreciation and amortization	$108,685	$94,208

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

	For the six-month period ended
	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Property and equipment expenditures:
Brazil	$42,832	$46,282
NOLAD	17,753	18,314
SLAD	25,294	39,520
Others	—	37
Total property and equipment expenditures	$85,879	$104,153

	As of
	June 30,
	2026	December 31,
	(Unaudited)	2025
Total assets:
Brazil	$1,755,717	$1,634,041
NOLAD	1,135,775	1,072,288
SLAD	964,990	958,777
Total reportable segments	3,856,482	3,665,106
Corporate and others (i)	134,389	318,257
Purchase price allocation (ii)	(98,391)	(97,519)
Total assets	$3,892,480	$3,885,844

(i)As of June 30, 2026 and December 31, 2025, corporate assets primarily include cash and cash equivalents, short-term investments, lease right of use assets and derivative instruments.

(ii)Relates to the purchase price allocation adjustment made at corporate level, which reduces the accounting value of our long-lived assets (excluding Lease right of use) and goodwill. As of June 30, 2026 and December 31, 2025, primarily related with the reduction of goodwill.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

9.    Shareholders’ equity

Authorized capital

The Company is authorized to issue a maximum of 500,000,000 shares, consisting of 420,000,000 Class A shares and 80,000,000 Class B shares, neither of which have par value.

Issued and outstanding capital

As of each of June 30, 2026 and December 31, 2025, the Company had 210,663,057 outstanding shares, consisting of 130,663,057 Class A shares and 80,000,000 Class B shares. In addition, 2,309,062 Class A shares were held in treasury.

Rights, privileges and obligations

Holders of Class A shares are entitled to one vote per share and holders of Class B shares are entitled to five votes per share. Except with respect to voting, the rights, privileges and obligations of the Class A shares and Class B shares are pari passu in all respects, including with respect to dividends and rights upon liquidation of the Company.

Distribution of dividends

The Company can only make distributions to the extent, that immediately following the distribution, its assets exceed its liabilities and the Company is able to pay its debts as they become due.

On March 18, 2026, the Company approved a dividend distribution to all Class A and Class B shareholders of $0.28 per share to be paid in four installments, as follows: $0.07 per share on April 2, June 26, September 25 and December 29, 2026, respectively. As of June 30, 2026, the Company paid $29,493 of cash dividends.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

Accumulated other comprehensive loss

The following tables set forth information with respect to the components of “Accumulated other comprehensive loss” as of June 30, 2026 and 2025, respectively, and their related activity during the six-month period ended:

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2025	$(570,908)	$3,271	$7	$(567,630)
Other comprehensive income (loss) before reclassifications (Unaudited)	37,234	(14,772)	(95)	22,367
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	15,971	88	16,059
Net current-period other comprehensive income (loss) (Unaudited)	37,234	1,199	(7)	38,426
Balances at June 30, 2026 (Unaudited)	$(533,674)	$4,470	$—	$(529,204)

	Foreign currency translation	Cash flow hedges	Securities available for sale (i)	Total Accumulated other comprehensive loss
Balances at December 31, 2024	$(667,652)	$3,231	$(4,063)	$(668,484)
Other comprehensive income (loss) before reclassifications (Unaudited)	87,768	(22,767)	(484)	64,517
Net loss reclassified from accumulated other comprehensive loss to consolidated statement of income (Unaudited)	—	21,684	—	21,684
Net current-period other comprehensive income (loss) (Unaudited)	87,768	(1,083)	(484)	86,201
Balances at June 30, 2025 (Unaudited)	$(579,884)	$2,148	$(4,547)	$(582,283)

(i)Related to unrealized results on available for sale securities. For the six-month period ended June 30, 2026 and 2025 the Company maintains Securities classified as available for sale in accordance with guidance in ASC 320 Investments – Debt and Equity Securities amounting to $nil and $3,060, respectively, included within “Short-term investments” in the Consolidated Balance Sheet. The amortized cost at acquisition amounted to $nil and $7,744 for the six-month period ended June 30, 2026 and 2025, respectively.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated
10.    Earnings per share

The Company is required to present basic and diluted earnings per share in accordance with ASC 260. Earnings per share are based on the weighted average number of shares outstanding during the period after consideration of the dilutive effect, if any, for common stock equivalents, including stock options and restricted share units. Basic earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive securities outstanding during the period under the treasury method.

The following table sets forth the computation of basic and diluted net income per common share attributable to Arcos Dorados Holdings Inc. for all periods presented:

	For the six-month period ended
	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Net income attributable to Arcos Dorados Holdings Inc. available to common shareholders	$81,146	$36,517
Weighted-average number of common shares outstanding - Basic and Diluted	210,663,057	210,663,057
Basic and Diluted net income attributable to Arcos Dorados Holdings Inc. per common share	$0.39	$0.17

11.    Related party transactions

The Company has entered into a master commercial agreement on arm’s-length terms with Axionlog, a company under common control that provides quick service restaurants and other food service businesses with comprehensive third-party logistics services, including storage, transportation, planning, and logistics management services, in the countries in which it operates (“Axionlog”). Pursuant to this agreement, Axionlog provides the Company some or all of these services in most of the Company’s territories.

The following table summarizes the outstanding balance between the Company and Axionlog as of June 30, 2026 and December 31, 2025:

	As of
	June 30,	December 31,
	2026	2025
	(Unaudited)
Other receivables	5,806	5,952
Miscellaneous	4,235	4,281
Accounts payable	(25,164)	(31,278)

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following table summarizes the transactions between the Company and Axionlog for the six-month period ended June 30, 2026 and 2025:

	For the six-month period ended
	June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Food and paper (i)	$(190,304)	$(172,108)
Occupancy and other operating expenses	(5,684)	(5,805)

(i)Includes $40,553 of distribution fees and $149,751 of supplier purchases managed through the Axionlog Business for the six-month period ended June 30, 2026; and, $37,133 and $134,975, respectively, for the six-month period ended June 30, 2025.

The following table summarizes the outstanding balances between the Company and its equity method investments as of June 30, 2026 and December 31, 2025:

	2026		2025
	Lacoop II, S.C	Saile (i)	Lacoop II, S.C	Saile (i)
Other receivables	$2,531	$1,141	$2,928	$1,510
Accounts payable	(3,735)	—	(2,412)	—

(i) Operadora de Franquicias Saile S.A.P.I. de C.V.

12.    Disclosures about fair value of financial instruments

Assets and liabilities measured and recorded at fair value on recurring basis

The Company's assets and liabilities measured and recorded at fair value on recurring basis were valued using:

Level 1 inputs: Valuations utilizing quoted, unadjusted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs: Valuations utilizing quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3 inputs: Valuations utilizing significant unobservable inputs provides the least objective evidence of fair value and requires a significant degree of judgment. Inputs may be used with internally developed methodologies and should reflect an entity’s assumptions using the best information available about the assumptions that market participants would use in pricing an asset or liability.

As of June 30, 2026, and December 31, 2025, the Company had not changed the methodology, nor the assumptions used to estimate the fair value of the financial instruments.

There were no transfers to and from Levels 1, 2 and 3 during the six-month period ended June 30, 2026, nor during the year ended December 31, 2025.

Arcos Dorados Holdings Inc.
Notes to the Condensed Consolidated Financial Statements
For the six-month period ended June 30, 2026 and 2025 (Unaudited)
Amounts in thousands of US dollars, except for share data and as otherwise indicated

The following fair value hierarchy table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2026 and December 31, 2025:

	Quoted Prices in Active Markets For Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
	As of	As of	As of	As of	As of	As of	Balance as of	Balance as of
	June 30, 2026 (Unaudited)	December 31, 2025	June 30, 2026 (Unaudited)	December 31, 2025	June 30, 2026 (Unaudited)	December 31, 2025	June 30, 2026 (Unaudited)	December 31, 2025
Assets
Cash equivalents	$153,537	$285,469	$—	$—	$—	$—	$153,537	$285,469
Short-term Investments	10,000	47,544	—	1,365	—	—	10,000	48,909
Derivatives	—	—	68,237	79,193	—	—	68,237	79,193
Total Assets	$163,537	$333,013	$68,237	$80,558	$—	$—	$231,774	$413,571
Liabilities
Derivatives	$—	$—	$20,979	$26,509	$—	$—	$20,979	$26,509
Total Liabilities	$—	$—	$20,979	$26,509	$—	$—	$20,979	$26,509

Certain financial assets and liabilities not measured at fair value

As of June 30, 2026, the fair value of the Company’s short term and long-term debt was estimated at $980,589, compared to a carrying amount of $1,011,576, including interest payable. This fair value was estimated using various pricing models or discounted cash flow analysis that incorporated quoted market prices and is similar to Level 2 within the valuation hierarchy. The carrying amount for notes receivable approximates fair value.

Non-financial assets and liabilities measured at fair value on a nonrecurring basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). As of June 30, 2026, no material fair value adjustments or fair value measurements were required for non-financial assets or liabilities.

13.    Subsequent Events

Long-term debt

During July, 2026, the Company repurchased and cancelled $3,500 of its outstanding 2029 notes for a total amount of $3,598 plus accrued and unpaid interest. In addition, on July 16, 2026, the Company redeemed the remaining $192,942 outstanding principal amount of its 2029 Notes at a price equal to 103.063%, which represented a total payment of $198,852 plus accrued and unpaid interest. The redemption was funded with proceeds from financing entered into by subsidiaries of the Company.